GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended March 31, 2008

May 26, 2008

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp. The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP. On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996. On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share. The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF. On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 1128 - 789 West Pender Street, Vancouver, BC, V6C 1H2.

Business of the Company

Globetech’s principal business activities include the acquiring and exploration of mineral properties and the processing of related mineral resources.

On February 28, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.

On November 13, 2007, the Company announced that it had entered into an option agreement with Forbes and Manhattan B.C. Ltd. ("Manhattan"). Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech will continue to issue shares to the vendor as previously agreed.

During 2007, the Company paid $NIL (2006 - $15,000) and issued an additional 50,000 (2006 -50,000) shares. Under the option agreement with Manhattan, the Company no longer needs to make cash payments to the vendor.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended March 31, 2008

For six months ended March 31, 2008, the Company issued an additional 50,000 (2007 – NIL) shares under option agreement.

The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia. The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed. The drill results were not documented for assessment work. In 1978, Quest Explorations Ltd. recovered the drill core, logged and assayed the core. The results are shown in the table below.

The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group. These rocks are intruded by small bodies of Late Mesozoic alaskite. The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth. Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks. The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet).

The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively. The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet). The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite. Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled. The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.

Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine-grained molybdenite occurs along dry fractures within the stockwork zone.

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet). This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2. Core sampling, supervised by R.H. Seraphim, Ph.D., P.Eng. in 1978, gave the following values:

Hole 1	220’ to 401’	181’	0.110% MoS2.
Hole 2	200’ to 586’	386’	0.089% MoS2
Hole 3	72’ to 175’	103’	0.051% MoS2
	332’ to 490’	158’	0.022% MoS2
Hole 4	not sampled
Hole 5	520’ to 556’	36’	0.087% MoS2

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended March 31, 2008

These drill hole assays are historical data and have not been verified by the Company’s qualified person and are not 43-101 compliant. They were obtained from the assessment records held by the Government of British Columbia and the reputation of the Geologist R. H. Seraphim would suggest that it is reliable, however because it was not completed under the rigors of NI 43-101 it must only be viewed as historical data. The Company will be contracting an independent Qualified Person to visit the property and prepare a NI 43-101 report on the project.

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south. The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite. Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended September 30, 2007, 2006 and 2005.

	Year Ended, September 30, 2007	Year Ended, September 30, 2006	Year Ended, September 30, 2005
Total Revenues	$NIL	$NIL	$NIL
Net income (loss) per share, basic and fully diluted	(0.03)	(0.03)	(0.05)
Total Assets	107,926	83,482	133,628
Long Term Liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL
Number of securities outstanding	20,321,879	15,640,751	14,471,939

Results of Operations

For the six months ended March 31, 2008, the Company had a net loss of $241,403 compared to a net loss of $173,934 for the previous comparative period, an increase of 39%. The largest item in the current period is stock-based compensation expense of $129,946. Without the stock-based compensation expense, the net loss actually decreased 36% as compared to the six months ended March 31, 2007. The main difference was consulting fees of $10,000 as compared to $75,545 in the comparable quarter. The Company has continued to look for projects to undertake in mining and other various fields.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended March 31, 2008

	Total revenues	Income (loss) before other items	Net Income (loss) for the period	Net income (loss) per share (basic and diluted)
March 31, 2008	$NIL	($66,331)	($66,331)	($0.00)
December 31, 2007	NIL	(175,072)	(175,072)	(0.01)
September 30, 2007	NIL	(51,881)	(52,058)	0.01
June 30, 2007	NIL	(338,609)	(338,609)	(0.02)
March 31, 2007	NIL	(94,890)	(94,890)	(0.01)
December 31, 2006	NIL	(79,044)	(79,044)	(0.01)
September 30, 2006	NIL	52,504	51,534	0.01
June 30, 2006	NIL	(68,794)	(68,794)	(0.01)

Liquidity and Capital Resources

At March 31, 2008, the Company had a working capital deficiency of $196,963 as compared to a deficiency of $169,063 at September 30, 2007. The Company retired accounts payable of $83,407 by issuing of 360,000 shares at a price of $0.23.

The Company needs to raise additional cash for working capital or other expenses to properly continue operations. We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.

Sales and Marketing

There are no specific sales and marketing plans currently undertaken. The Company has recently found a mining property to explore, and may undertake some public relations campaigns. The Company is currently developing a marketing strategy.

Other Information

The Company has not entered into any off-balance sheet arrangements.

As at May 26, 2008, the Company had the following securities issued and outstanding:

Common shares	20,981,879
Share purchase options	1,600,000
Share purchase warrants	NIL

Subsequent Events

Pursuant to the acquisition of the Gladys Lake option, the Company issued 50,000 shares.

Transactions with Related Parties

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended March 31, 2008

The Company has incurred $36,000 (2007 - $30,000) in management fees to the President of the Company. The Company incurred $10,000 (2007 - $NIL) in consulting fees to a director. The Company has incurred accounting fees of $3,000 (2007 - $nil) to an officer of the Company.

As at March 31, 2008, related party accounts payable and accrued liabilities was $54,642. The amounts are non-interest bearing, unsecured, and due on demand. The transactions were in the normal course of business.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing mode. The model requires that management make several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Changes in Accounting Policies including Initial Adoption

Nil

Recent Accounting Pronouncements

Assessing Going Concern:

The Canadian Accountability Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

Capital Disclosures:

The AcSB issued CICA Handbook Section 1535 “Capital Disclosures” The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended March 31, 2008

with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements. This new Section relates to disclosures which did not have an impact on the Company’s financial results. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

Goodwill and Intangible Assets:

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Financial instruments:

CICA Handbook Section 3862, Financial Instruments - Disclosure, increases the disclosures currently required to enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on the presentation of financial instruments, which have been carried forward unchanged. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of the adoption of these changes on the disclosure and presentation within its financial statements.

International financial reporting standards (“IFRS”):

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments and Other Instruments

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended March 31, 2008

The fair values of cash, GST refundable, accounts payable and accrued liabilities and loans payable approximate their carrying values due to the short term or demand nature of these instruments. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Multilateral Instrument 52-109 disclosure

Evaluation of disclosure controls and procedures

Public companies are required to perform an evaluation of disclosure controls and procedures annually and to disclose management’s conclusions about the effectiveness of these disclosure controls and procedures in its annual MD&A.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is disclosed in annual filings, interim filings or other reports is recorded, processed, summarized and reported within the time periods specified as required by securities regulations. The Company has designed and implemented internal controls over financial reporting to provide reasonable assurance of the reliability of its financial reporting.

Internal controls over financial reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have evaluated the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, and believe that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations. There have been no changes in internal control over financial reporting that have any material effect in the most recent quarter.

The President and CFO are responsible for designing internal control procedures over financial reporting or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with GAAP.

There are inherent weaknesses in the Company’s internal control due to its small size and its inability to segregate incompatible functions. Due to the limited number of staff at the Company, it is not economically feasible to achieve complete segregation of incompatible duties.